UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No.

Under the Securities and Exchange Act of 1934

Trident Brands, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

89616C 201
(CUSIP Number)
September 26, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: . Rule 13d-1(b) X . Rule 13d-1(c) . Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89616C 201		Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Francesca Pallante

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) .

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF	5	SOLE VOTING POWER 3,000,000 shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER None
PERSON
WITH	7	SOLE DISPOSITIVE POWER 3,000,000 shares

	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES . N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%

12	TYPE OF REPORTING PERSON IN

Item 1(a)

The name of the issuer is Trident Brands, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is: 200 South Executive Drive, Suite 101 Brookfield, WI 53005. Tel: 1 262-789-6689

Item 2(a)

The name of reporting person is: Francesca Pallante

Item 2(b)

The residence address of the Reporting Person is: 16-1375 Southdown Rd. Suite 250, Mississauga, ON, L5J 2Z1

Item 2(c)

The citizenship of the reporting Person is: Canadian

Item 2(d)

The title of the class of securities is:  Common Stock, $.001par value

Item 2(e)

The CUSIP Number of the securities is: 89616C 201

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

The Reporting Person’s is the beneficial owner of 3,000,000 shares, representing 9.7% of the class of securities.

The Reporting Person has:

(i)

sole power to vote or to direct the vote of:  3,000,000 shares

(ii)

shared power to vote or to direct the vote of:  0 shares

(iii)

sole power to dispose or to direct the disposition of:  3,000,000 shares

(iv)

shared power to dispose or to direct the disposition of:  0 shares

Item 5

Ownership of Five Percent or Less of Class:  Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of another Person:  Not Applicable

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 8

Identification and Classification of Members of the Group:  Not Applicable

Item 9

Notice of Dissolution of Group:  Not Applicable

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2016
Date

/s/Francesca Pallante
Signature

Francesca Pallante
Name

4